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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                 FORM U-12-(I)-A

 Statement Pursuant to Section 12(i) Public Utility Holding Company Act of 1935 by a Person Employed or
        Retained by a Registered Holding Company or a Subsidiary Thereof



1. Name and business address of person filing statement.  Douglas L. Miller, Senior Vice President and General Counsel,
                                                        ---------------------------------------------------------------
Southern Energy Inc., Suite 500, 900 Ashwood Parkway, Atlanta, GA 30338.
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2. Names and address of any persons through whom the undersigned has engaged in the activities described in item 4 below.

None.

3. Registered holding company systems involved.      The Southern Company and its Southern Energy, Inc. subsidiary.
                                                -------------------------------------------------------------------

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(I) of the Act, and extent to which other than "routine expenses" are contemplated.

(a) Southern Energy, Inc.

(b) Staff of Securities and Exchange Commission responsible for PUHCA matters.
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(c) Meeting to discuss planned initial public offering and subsequent distribution of stock in Southern Energy, Inc. Only routine expenses involved.

5. (a) compensation received and to be received by the undersigned, and any other persons directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

------------------------------- -------------------------------------- --------------------------------------------------------

                                        Salary or other
                                        Compensation
                                        ------------                   Person or company from whom received or to
Name of Recipient               received          to be received       be received
------------------------------- -------------------------------------- --------------------------------------------------------
Douglas L. Miller               $250,000 (2000 annual salary)          Southern Energy Resources, Inc.

------------------------------- -------------------------------------- --------------------------------------------------------

  (b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.
None.
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6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

         (a) Total amount of routine expenses:       $ Not Available (travel costs only).
                                                     ------------------------------------
         (b) Itemized list of all other expenses:    None.
                                                     -----




Date     May 19, 2000                                Signed   /s/  Douglas L. Miller
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